I, Jose Barriga, certify that:

(1) The financial statements of Green Mama, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Green Mama, LLC have not been included in this Form as Green Mama, LLC was formed on March 27, 2019 and has not filed a tax return to date.

DocuSigned by:

Jose Barriga

Signature: _____
0A6EE0ACCCFE438...

Name: Jose Barriga
Title: Founder & CEO